Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Baja Mining Corp. (the "Company")
1430 – 800 West Pender Street
Vancouver, British Columbia, V6C 2V6

Item 2.	Date of Material Change

February 12, 2013

Item 3.	News Release

A news release dated February 12, 2013, was disseminated through Marketwire. A copy of the News Release is attached as Schedule "A".

Item 4.	Summary of Material Change

The Company announced that on behalf of the Korean Consortium, Korea Resources Corporation (“KORES”) has confirmed that it will provide the Phase 2 Funding Requirement to Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (formerly, Minera y Metalúrgica del Boleo, S.A. de C.V., “MMB”) as described in the Company’s News Release dated July 26, 2012.

Based on Phase 2 contributions made to date by the Korean Consortium and/or KORES of US$259,026,906, representing 58.4% of the Phase 2 Funding Requirement, a further 22.8% equity interest in MMB has been transferred to the Korean Consortium, reducing the Company’s equity interest in MMB from 49% to 26.2%.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

For a full description of the material change, see Schedule "A"

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Contact: Tom Ogryzlo, Interim Chief Executive Officer Telephone: (604) 685-2323

Item 9.	Date of Report

February 12, 2013

Schedule "A"

Korean Consortium Provides Phase 2 Funding Commitment, Baja Interest in MMB Adjusted to 26.2 Percent

Vancouver, February 12, 2013 – Baja Mining Corp. (the “Company”) (TSX: BAJ - OTCQB: BAJFF) is pleased to announce that on behalf of the Korean Consortium, Korea Resources Corporation (“KORES”) has confirmed that it will provide the Phase 2 Funding Requirement to Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (formerly, Minera y Metalúrgica del Boleo, S.A. de C.V., “MMB”) as described in the Company’s News Release dated July 26, 2012.

Pursuant to receipt of the definitive commitment by KORES on behalf of the Korean Consortium and as contemplated in the July 2012 Interim Funding Agreement, the Company has agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Korean Consortium and/or KORES toward the total Phase 2 Funding Requirement of US$443,390,000. Based on Phase 2 contributions made to date of US$259,026,906, representing 58.4% of the Phase 2 Funding Requirement, a further 22.8% equity interest in MMB has been transferred to the Korean Consortium, reducing the Company’s equity interest in MMB from 49% to 26.2%. The Company has also transferred to KORES $67,313,147 of its shareholder loans to MMB plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company so they correspond with its proportionate equity interest in MMB as provided for under the July 2012 Interim Funding Agreement.

The framework agreed between the parties provides for three further pro rata transfers of equity and shareholder loans plus accrued interest to the KORES appointed entity upon contributions being made by the Korean Consortium or KORES to MMB of US$60,000,000, US$60,000,000 and US$64,393,094, which will dilute Baja’s equity interest in MMB to 20.9%, 15.7% and 10%, respectively. No fixed schedule has been set out for the timing of the further funding contributions to be made by the Korean Consortium or KORES.

Further to the Company’s news release of December 3, 2012, the remaining 2010 Project Financing lenders (which no longer include the Export-Import Bank of the United States, as discussed in the December 3, 2012 release) continue to temporarily forbear exercise of rights and remedies under the 2010 Project Financing pursuant to a third standstill agreement which expires on March 31, 2013. MMB has informed the Company that it continues to actively engage the remaining 2010 Project Financing lenders in a renegotiation of the original project financing in an effort to normalize the loan facilities. The Company is hopeful that the fact of the Phase 2 Funding Commitment having been made will assist MMB in these efforts.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the Company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the Company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012, June 30, 2012 and September 30, 2012. Forward-looking statements are given only as at the date of this press release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.